AM 3/4/2002

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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549


02006056

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC RECEIVED FEB 26 2002 PROCESSING SECTION WASH. D.C. 354

SEC FILE NUMBER
8- 37373

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/01 (MM/DD/YY) AND ENDING 12/31/01 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:
HARBOUR INVESTMENTS, INC.

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

1 ODANA COURT
(No. and Street)

MADISON	WISCONSIN	53719
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

NICK W. SONDEL (608) 274-7744
(Area Code — Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

SMITH & GESTELAND, LLP
(Name — *if individual, state last, first, middle name*)

8383 GREENWAY BLVD.	MIDDLETON	WISCONSIN	53562
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:
- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
APR 04 2002
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY
P

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

PS

OATH OR AFFIRMATION

I, NICK W. SONDEL, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of HARBOUR INVESTMENTS, INC., as of DECEMBER 31, 2001, XXXX, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified soley as that of a customer, except as follows:

RICHARD MEDLAND NOTARY PUBLIC STATE OF WISCONSIN

Signature

Title

Notary Public

My commission expires 2-6-05

This report** contains (check all applicable boxes):

- X (a) Facing page.
- X (b) Statement of Financial Condition.
- X (c) Statement of Income (Loss).
- X (d) Statement of Changes in Financial Condition.
- X (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- X (g) Computation of Net Capital
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- X (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- X (o) Independent Auditor's Report on Internal Accounting Control.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Smith & Gesteland LLP

Innovative Strategies. Exceptional Results.

REPORT OF INDEPENDENT CERTIFIED PUBLIC ACCOUNTANTS

Board of Directors
Harbour Investments, Inc.
Madison, Wisconsin

We have audited the accompanying statement of financial condition of Harbour Investments, Inc., as of December 31, 2001, and the related statements of operations, changes in stockholder equity, and cash flows for the year then ended that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Harbour Investments, Inc., as of December 31, 2001, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained on pages 12-14 is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Smith & Gesteland, LLP

Madison, Wisconsin
February 12, 2002

SMITH & GESTELAND, LLP

HARBOUR INVESTMENTS, INC.
Madison, Wisconsin

STATEMENT OF FINANCIAL CONDITION
December 31, 2001

ASSETS	
Current assets	
Cash and cash equivalents	$ 831,874
Commissions receivable	497,407
Marketable securities owned, at market value	28,809
Total current assets	1,358,090
Property	
Computer equipment at cost, less accumulated depreciation of $21,161	23,363
Total property	23,363
Total assets	$ 1,381,453
LIABILITIES	
Commissions payable	$ 742,997
Accrued income taxes	24,581
Deferred tax liability	5,055
Total current liabilities	772,633
STOCKHOLDER EQUITY	
Common stock, no par value; 2,000,000 shares authorized; 208,334 shares issued and outstanding	16,500
Paid-in capital	6,500
Retained earnings	585,820
Total stockholder equity	608,820
Total liabilities and stockholder equity	$ 1,381,453

The accompanying notes are an integral part of the financial statements.

HARBOUR INVESTMENTS, INC.
Madison, Wisconsin

STATEMENT OF OPERATIONS
For the Year Ended December 31, 2001

Commission revenue	$ 14,601,604
Investment loss	(71,510)
Gross income	14,530,094
Expenses	
Commissions	13,278,465
Management fees	1,242,000
Depreciation expense	8,309
Legal fees	12,000
Miscellaneous expense	2,228
Total expenses	14,543,002
Loss before income taxes	(12,908)
Income tax benefit	5,364
NET LOSS	$ (7,544)

The accompanying notes are an integral part of the financial statements.

HARBOUR INVESTMENTS, INC.
Madison, Wisconsin

STATEMENT OF CHANGES IN STOCKHOLDER EQUITY
For the Year Ended December 31, 2001

	Common Stock		Paid-In	Retained
	Shares	Amount	Capital	Earnings
Balance, January 1, 2001	208,334	$ 16,500	$ 6,500	$ 593,364
Net loss				(7,544)
Balance, December 31, 2001	208,334	$ 16,500	$ 6,500	$ 585,820

The accompanying notes are an integral part of the financial statements.

HARBOUR INVESTMENTS, INC.
Madison, Wisconsin

STATEMENT OF CASH FLOWS
For the Year Ended December 31, 2001

CASH FLOWS FROM OPERATING ACTIVITIES:	
Net loss	$ (7,544)
Adjustments to reconcile net loss to net cash provided by operating activities:	
Depreciation of computer equipment	8,309
Deferred income taxes benefit	(29,945)
Unrealized loss on marketable securities	100,306
Realized gain on marketable securities	(2,918)
Changes in assets and liabilities:	
Commissions receivable	83,729
Commissions payable	50,473
Accrued income taxes	(83,492)
Net cash provided by operating activities	118,918
CASH FLOWS FROM INVESTING ACTIVITIES:	
Computer equipment purchased	(5,953)
Proceeds from sale of marketable securities	309,587
Net cash provided by investing activities	303,634
Net increase in cash and cash equivalents	422,552
Cash and cash equivalents at beginning of year	409,322
Cash and cash equivalents at end of year	$ 831,874
SUPPLEMENTAL DISCLOSURES:	
Cash paid for income taxes	$ 108,073

The accompanying notes are an integral part of the financial statements.

HARBOUR INVESTMENTS, INC.
Madison, Wisconsin

NOTES TO FINANCIAL STATEMENTS

NOTE 1 - INFORMATION ABOUT THE COMPANY AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Harbour Investments, Inc. (the company), is a member of the National Association of Securities Dealers, Inc., and is registered with the Securities and Exchange Commission as a securities broker/dealer. The company serves primarily as a broker in connection with the sale of mutual funds and direct participation programs throughout the United States.

A. STATEMENT OF CASH FLOWS

For purposes of the statement of cash flows, the company considers all highly liquid investments purchased with a maturity of three months or less to be cash equivalents.

B. REVENUE RECOGNITION

Securities transactions and related commission revenue and expenses are recorded on a trade date basis. Commission revenue in connection with the sale of limited partnership interests is recognized when all conditions of the customer's investment are met.

C. INCOME TAXES

Income taxes are provided for tax effects of transactions reported in the financial statements and consist of taxes currently due plus deferred taxes related primarily to the differences of the valuation of investment securities for financial and income tax reporting in accordance with SFAS No. 109 "Accounting for Income Taxes." Deferred tax assets and liabilities represent the future tax return consequences of those differences, which will either be taxable or deductible when the assets and liabilities are recovered or settled based on enacted tax laws and rates applicable to the periods in which the differences are expected to affect taxable income. Valuation allowances are established when necessary to reduce deferred tax assets to the amount expected to be realized. Income tax expense is the tax payable or refundable for the period plus or minus the change during the period in deferred tax assets and liabilities.

D. CONCENTRATIONS OF CREDIT RISK

The company's financial instruments that are exposed to concentrations of credit risk consist primarily of cash and cash equivalents and commissions receivable. The company places its cash and temporary cash investments with high credit quality financial institutions. At times, such investments may be in excess of the FDIC insurance limit. The company routinely assesses the financial strength of its customers and, as a consequence, believes that its trade accounts receivable credit risk exposure is limited.

HARBOUR INVESTMENTS, INC.
Madison, Wisconsin

NOTES TO FINANCIAL STATEMENTS

NOTE 1 - INFORMATION ABOUT THE COMPANY AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

E. MARKETABLE SECURITIES

Marketable securities are valued at market value. The resulting difference between cost and market value is included in income.

F. COMPUTER EQUIPMENT

Computer equipment is carried at cost. Depreciation is provided for by using the straight-line method over the estimated useful lives of the assets.

NOTE 2 - INCOME TAXES

Composition of income tax benefit for the year ended December 31, 2001, is as follows:

Income taxes currently payable	
Federal	$ 17,072
State	7,509
	24,581
Deferred income tax benefit	
Federal	(22,385)
State	(7,560)
	(29,945)
Net benefit	$ (5,364)

NOTE 3 - COMMITMENTS

As of January 1, 1995, management and administration of the company is provided under a month-to-month contract with Harbour Management, LLC, a company 99.9% owned by the majority stockholder of Harbour Investments, Inc. The management company is responsible for the payment of all management and administration expense. Harbour Investments, Inc. paid management fees of $1,242,000 for the year ended December 31, 2001.

NOTES TO FINANCIAL STATEMENTS

NOTE 4 - CAPITAL REQUIREMENTS

The company is subject to the net capital provisions of Rule 15c3-1 of the Securities Exchange Act of 1934. This rule prohibits a broker/dealer from engaging in securities transactions at a time when its "aggregate indebtedness" exceeds 15 times its "net capital" as those terms are defined by the rule, subject to a minimum net capital requirement. Aggregate indebtedness at December 31, 2001, was $772,633 while the company had net capital of $533,533 and a net capital requirement of $100,000. The company's net capital ratio was 1.45 to 1.

NOTE 5 - SECURITIES OWNED

Marketable securities owned consist of trading and investing securities at quoted market values, as summarized below.

Corporate stocks	$ 608
Mutual funds	28,201
	$ 28,809

SUPPLEMENTAL INFORMATION

HARBOUR INVESTMENTS, INC.
Madison, Wisconsin

COMPUTATION OF NET CAPITAL
As of December 31, 2001

Net capital		
Stockholder equity		$ 608,820
Total stockholder equity qualified for net capital		608,820
Allowable credits - deferred income taxes payable		5,055
Total capital		613,875
Deductions and/or charges:		
Nonallowable assets:		
Aged receivables	$ 18,779	
Computer equipment, net	23,363	
Excess clearing deposit	25,000	
Total deductions and/or charges		67,142
Net capital before haircuts on securities positions		546,733
Haircuts on securities:		
Marketable securities owned	10,319	
Undue concentrations	2,881	
Total haircuts on securities positions		13,200
Net capital		$ 533,533

HARBOUR INVESTMENTS, INC.
Madison, Wisconsin

COMPUTATION OF NET CAPITAL
(Continued)
As of December 31, 2001

Aggregated indebtedness	
Commissions payable	$ 742,997
Accrued income taxes	24,581
Deferred tax liability	5,055
Total aggregated indebtedness	$ 772,633
Computation of basic net capital requirement	
Minimum net capital required	$ 100,000
Excess net capital at 1,500 percent	$ 433,533
Excess net capital at 1,000 percent	$ 456,270
Ratio: aggregated indebtedness to net capital	1.45 to 1
Reconciliation with company's computation of net capital reported in Part II of Form X-7a-5 as of December 31, 2001	
Net capital reported in unaudited focus report	$ 558,108
Changes in allowable credits and nonallowable assets:	
Deferred income tax asset	(5,055)
Computer equipment, net	2,356
Haircuts on securities	6
Audit adjustments:	
Income taxes - current	(24,581)
Income taxes - deferred	(29,945)
Reclass beginning deferred tax liability	35,000
Other audit adjustments, net	(2,356)
Net capital per above	$ 533,533

FINANCIAL AND OPERATIONAL COMBINED UNIFORM SINGLE REPORT
PART IIA

BROKER OR DEALER as of DECEMBER 31, 2001

Exemptive Provision Under Rule 15c3-3

5. If an exemption from Rule 15c3-3 is claimed, identify below the section upon which such exemption is based (check one only)

A. (k) (1)—$2,500 capital category as per Rule 15c3-1		4550
B. (k) (2)(A)—"Special Account for the Exclusive Benefit of customers" maintained		4560
C. (k) (2)(B)—All customer transactions cleared through another broker-dealer on a fully disclosed basis. Name of clearing firm [4335]	X	4570
D. (k) (3)—Exempted by order of the Commission		4580

CLEARING FIRMS

WEDBUSH MORGAN SECURITIES
DONALDSON, LUFKIN & JENRETTE SECURITIES
SOUTHWEST CLEARING CORP.

Smith & Gesteland LLP

Creative Strategies. Exceptional Results.

INDEPENDENT CERTIFIED PUBLIC ACCOUNTANTS' SUPPLEMENTAL REPORT ON INTERNAL CONTROL STRUCTURE

Board of Directors
Harbour Investments, Inc.
Madison, Wisconsin

In planning and performing our audit of the financial statements of Harbour Investments, Inc., for the year ended December 31, 2001, we considered its internal control structure, including procedures for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on the internal control structure.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the company including tests of such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons.

2. Recordation of differences required by Rule 17a-13.

3. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the company is responsible for establishing and maintaining an internal control structure and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of internal control structure policies and procedures and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the commission's above-mentioned objectives. Two of the objectives of an internal control structure and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in any internal accounting control procedures and the practices and procedures referred to above, errors or irregularities may nevertheless occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the degree of compliance with them may deteriorate.

Our consideration of the internal control structure would not necessarily disclose all matters in the internal control structure that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control structure elements does not reduce to a relatively low level the risk that errors or irregularities in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving the internal control structure, including procedures for safeguarding securities, that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the commission to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the company's practices and procedures were adequate at December 31, 2001, to meet the commission's objectives.

This report is intended solely for the use of management, the Securities and Exchange Commission, the National Association of Securities Dealers, Inc., and other regulatory agencies which rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 and should not be used for any other purpose.

Smith & Gesteland, LLP

Madison, Wisconsin
February 12, 2002

SMITH & GESTELAND, LLP

HARBOUR INVESTMENTS, INC.
Madison, Wisconsin

FINANCIAL STATEMENTS
and
REPORT OF INDEPENDENT
CERTIFIED PUBLIC ACCOUNTANTS

For the Year Ended December 31, 2001

HARBOUR INVESTMENTS, INC.
Madison, Wisconsin

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